Filed by First Community Financial Partners, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: First Community Financial Partners, Inc.

Commission File Number: 001-37505

KEY COMMUNICATION POINTS | CUSTOMERS & COMMUNITIES

*PRIVATE & CONFIDENTIAL:  FOR INTERNAL BUSINESS USE ONLY

•                  This is a partnership between two strong, local community-minded companies with Midwestern roots and values who plan to continue longstanding commitments to providing premier service experiences where we work and live.

•                  Busey was the right strategic partner—one whose employee-focused culture and vision of service excellence aligns perfectly with the principles First Community was founded upon. Both companies will benefit by leveraging best practices and serving our customers though solid community banking practices.

•                  Both companies believe they are better together. Customers will continue being served by the same experienced local bankers who have the ability to make decisions regarding their relationship. Our focus on People will not change allowing us to deliver the same high quality personal service our customers have come to expect.

•                  Customers will benefit from increased capabilities.  As we join together, our combined resources will allow us to continue delivering enhanced best-in-class products and services, new capabilities like Trust and Investment services, as well as an increased capacity to meet the growing credit needs of our communities and clients.

•                  The partnership reflects a shared belief we can ‘out-small the bigs and out-big the smalls.’  We have the resources to compete with the “Big Banks” while maintaining an unwavering commitment to local community bank culture.

•                  Both organizations have demonstrated success in providing premier customer service; building and maintaining strong relationships; and providing countless hours of human, social and financial capital in support of serving the communities where we live.

•                  Customers can expect nothing to change right now. Prior to the bank merger in late 2017, there will be no merger-related changes for Busey or First Community’s customers. Communicating to customers will be a top priority throughout this transition.

•                  No definitive timelines can be established at this time. Assuming proper regulatory and other approvals are granted, we anticipate merging the holding companies in mid-2017, and First Community Financial Bank would subsequently merge into Busey Bank in late 2017.

Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of First Busey and First Community.  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of First Busey’s and First Community’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither First Busey nor First Community undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of First Busey and First Community to control or predict, could cause actual results to differ materially from those in its forward-looking statements.  These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between First Busey and First Community will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of First Community with those of First Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required shareholder approval; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, national and international economy; (ix) changes in state and federal laws, regulations and governmental policies concerning First Busey’s and First Community’s general business (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the extensive regulations to be promulgated thereunder, as well as the rules adopted by the federal bank regulatory agencies to implement Basel III); (x) changes in interest rates and prepayment rates of First Busey’s and First Community’s assets; (xi) increased competition in the financial services sector and the inability to attract new customers; (xii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xiii) the loss of key executives or employees; (xiv) changes in consumer spending; (xv) unexpected results of acquisitions, including the acquisition of First Community; (xvi) unexpected outcomes of existing or new litigation involving First Busey or First Community; (xvii) the economic impact of any future terrorist threats or attacks; (xviii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and (xix) changes in accounting policies and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning First Busey and First Community and their respective business, including additional factors that could materially affect First Busey’s and First Community’s financial results, are included in First Busey’s and First Community’s filings with the Securities and Exchange Commission (the “SEC”).

Additional Information

First Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of First Community that also constitutes a prospectus of First Busey, which will be sent to the shareholders of First Community. First Community’s shareholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about First Busey, First Community and the proposed transaction. When filed, this document and other documents relating to the merger filed by First Busey and First Community can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing First Busey’s website at www.busey.com under the tab “Investors Relations” and then under “SEC Filings” or by accessing First Community’s website at www.fcbankgroup.com under “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from First Busey upon written request to First Busey Corporation, Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4544, or from First Community, upon written request to First Community Financial Partners, Inc., Corporate Secretary, 2801 Black Road, Joliet, Illinois 60435 or by calling (815) 725-1885.

Participants in this Transaction

First Busey, First Community and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of First Busey relating to its 2016 Annual Meeting of Stockholders filed with the SEC on April 14, 2016 and the definitive proxy statement of First Community relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 8, 2016. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.